 1-A/A LIVE 0001790169 XXXXXXXX 024-11096 false false false Flora Growth Corp. A6 2019 0001790169 2833 00-0000000 5 8 65 QUEEN STREET WEST, SUITE 800 TORONTO A6 M5H2M5 416-861-2267 Damian Lopez Other 0.00 0.00 238.00 0.00 238.00 414082.00 0.00 414082.00 -413844.00 238.00 0.00 1899714.00 0.00 -1899714.00 -0.99 -0.99 McGovern Hurley LLP Common Stock 70000000 n/a n/a n/a 0 n/a n/a n/a 0 n/a n/a true true false Tier2 Audited Equity (common or preferred stock) Option, warrant or other right to acquire another security Security to be acquired upon exercise of option, warrant or other right to acquire security Y Y N Y N N 60000000 70000000 0.7500 50000000.00 0.00 0.00 0.00 50000000.00 0.00 Dalmore Partners LLC 900000.00 0.00 McGovern Hurley LLP 20000.00 Greenberg Traurig LLP 160000.00 0.00 DALV Consulting LLC, Dalmore Partners LLC, FINRA fees 63000.00 136352 48857000.00 Offering consists of 40,000,000 Units at $0.75 per Unit, each unit comprised of one common share and one-half of one warrant for an additional 20,000,000 common shares. Blue Sky Compliance 30,000 to DALV, 25,000 to Dalmore & 8,000 FINRA false false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AZ FL NJ ND TX WA false Flora Growth Corp. Common stock 70000000 0 1400000 Flora Growth Corp. Stock Option 7000000 0 Exercisable at $0.05 per share Flora Growth Corp. Share Purchase Warrant 7000000 0 Exercisable at $0.05 per share Not applicable as no securities were issued to US residents. The Company relied on Canadian securities laws exemptions.